VIA EDGAR


February 9, 1994


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	StrataCom, Inc., Schedule 13-G Filing

Gentlemen:

On behalf of Motorola, Inc., I am transmitting for filing via EDGAR under the Securities Exchange Act of 1934, as amended, one signed completed copy, of Amendment No. 1 to a Schedule 13-G reporting the interest of Motorola, Inc. in the common stock of StrataCom, Inc., as of December 31, 1993.

Very truly yours,


James K. Markey
General Attorney

JKM/sb

Enclosures